UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number: 001-35530

BROOKFIELD RENEWABLE ENERGY

PARTNERS L.P.

(Translation of registrant’s name into English)

73 Front Street, 5th Floor
Hamilton HM 12
Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

The information contained in Exhibits 99.1, 99.2 and 99.3 of this Form 6-K is incorporated by reference into the registrant’s following registration statement on Form F-3: File No. 333-197485.

EXHIBIT LIST

Exhibit

99.1	Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy Partners L.P., dated February 11, 2016

99.2	Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated February 11, 2016

99.3	Guarantee Indenture — Class A Preferred LP Units, Series 5 of Brookfield Renewable Energy Partners L.P., dated February 11, 2016

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE ENERGY PARTNERS, L.P. by its general partner, Brookfield Renewable Partners Limited

Date: February 11, 2016	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary

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